                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----------

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No[X]

       If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-          .
                                                            ---------

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2003
TOGETHER WITH INDEPENDENT PUBLIC
ACCOUNTANTS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheets of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd., which statements reflect 42.1 percent of the total consolidated assets as of December 31, 2001 and 44.8 percent of the consolidated income before income tax for the year then ended. We did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd., which statements reflect
41.5 percent of the consolidated assets as of December 31, 2002 and 41.7 percent of the consolidated income before income tax for the year then ended. We did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea South-East Power Co., Ltd., which statements reflect 32.1 percent of the consolidated assets as of December 31, 2003 and 38.4 percent of the consolidated income before income tax for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations, changes in its stockholders' equity and their cash flows for years ended December 31, 2001, 2002 and 2003 in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the financial accounting standards in the Republic of Korea (see Note 2).

The translated amounts in the accompanying financial statements have been translated in to U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As discussed in Note 18, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to W343,026 million and W14,792,969 million, respectively, for the year ended December 31, 2003 and W371,643 million and W13,713,243 million, respectively, for the year ended December 31, 2002. Related receivables and payables amount to W23,296 million and W1,241,020 million, respectively, as of December 31, 2003 and W31,954 million and W1,172,012 million, respectively, as of December 31, 2002.

As discussed in Note 1, the Company is considering the gradual privatization of its power generation subsidiaries and distribution business, in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

As discussed in Note 2, in 2003, the Company adopted Statements of Korea Accounting Standards ("SKAS") No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring after the Balance Sheet Date", stockholders' equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice as well as the Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises.

Anjin Deloitte LLC

Seoul, Korea
March 26, 2004

                                Notice to Readers

This report is effective as of March 26, 2004, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2002 AND 2003

                                                                                      Translation into
                                                               Korean Won           U.S. Dollars (Note 2)
                                                      ---------------------------   ---------------------
                                                          2002           2003               2003
                                                      ------------   ------------      --------------
                                                           (In millions)              (In thousands)
                      ASSETS
Utility plant (Notes 3, 5 and 12)                     W 75,588,054   W 81,548,400       $ 68,413,087
Less: Accumulated depreciation                         (11,963,081)   (16,875,523)       (14,157,318)
      Construction grants                               (2,321,219)    (2,758,789)        (2,314,420)
                                                      ------------   ------------       ------------
                                                        61,303,754     61,914,088         51,941,349
                                                      ------------   ------------       ------------
Investments and others:
   Long-term investment securities (Note 6)              1,353,308      1,529,120          1,282,818
   Long-term loans (Note 7)                                257,098        287,139            240,888
   Deferred income tax assets                            1,261,813      1,352,449          1,134,605
   Currency and interest rate swaps (Note 14)              324,093        131,429            110,260
   Intangibles (Note 4)                                    459,202        515,993            432,881
   Other non-current assets (Note 13)                      638,359        456,138            382,665
                                                      ------------   ------------       ------------
                                                         4,293,873      4,272,268          3,584,117
                                                      ------------   ------------       ------------
Current assets:
   Cash and cash equivalents (Note 13)                   1,997,480      2,050,636          1,720,332
   Trade receivables, net of allowance for doubtful
      accounts (Notes 13 and 18)                         1,534,847      1,605,355          1,346,774
   Accounts receivable-other, net of allowance for
      doubtful accounts (Notes 13 and 18)                  310,497        458,360            384,530
   Short-term investment securities (Note 6)                23,136        161,596            135,567
   Short-term financial instruments (Note 13)              137,852        119,000             99,832
   Short-term loans (Note 7)                                14,661         16,284             13,661
   Inventories (Notes 5 and 8)                             721,556        904,933            759,173
   Other current assets                                    174,463        224,752            188,550
                                                      ------------   ------------       ------------
                                                         4,914,492      5,540,916          4,648,419
                                                      ------------   ------------       ------------

      Total assets                                    W 70,512,119   W 71,727,272       $ 60,173,885
                                                      ============   ============       ============

(continued)

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                        AS OF DECEMBER 31, 2002 AND 2003

                                                                                     Translation into
                                                              Korean Won          U.S. Dollars (Note 2)
                                                       ------------------------   ---------------------
                                                          2002          2003             2003
                                                      -----------   -----------      --------------
                                                            (In millions)            (In thousands)
Stockholders' Equity and Liabilities

Stockholders' Equity (Notes 6 and 9):
   Common stock                                       W 3,200,504   W 3,203,743        $ 2,687,704
   Capital surplus                                     14,483,121    14,544,520         12,201,779
   Retained earnings                                   18,419,413    20,231,488         16,972,725
   Capital adjustments                                   (137,973)     (325,384)          (272,974)
   Minority interest in consolidated subsidiaries         108,073       127,569            107,021
                                                      -----------   -----------        -----------
      Total stockholders' equity                       36,073,138    37,781,936         31,696,255
                                                      -----------   -----------        -----------

Long-term Liabilities:
   Long-term debt (Note 11)                            17,665,355    15,813,137         13,266,055
   Accrued severance indemnities, net (Note 2)            454,326       635,049            532,759
   Reserve for decommissioning cost (Note 2)            4,417,934     5,091,070          4,271,032
   Reserve for self-insurance                              82,536        87,926             73,763
   Currency and interest swaps (Note 14)                  477,075       215,100            180,453
   Financing lease liabilities (Note 12)                    5,366           372                312
   Deferred income tax liabilities                      1,346,043     1,446,570          1,213,565
   Other long-term liabilities                            395,541       515,839            432,751
                                                      -----------   -----------        -----------
                                                       24,844,176    23,805,063         19,970,690
                                                      -----------   -----------        -----------
Current Liabilities:
   Trade payables (Notes 13 and 18)                       734,437       755,248            633,597
   Accounts payable-other (Notes 13 and 18)               931,892       870,919            730,637
   Short-term borrowings (Note 11)                        157,733       210,169            176,316
   Current portion of long-term debt (Note 11)          5,653,428     6,621,266          5,554,753
   Income tax payable                                   1,270,664       809,479            679,093
   Accrued expenses (Note 13)                             264,685       317,868            266,668
   Dividends payable                                        2,474         2,324              1,950
   Other current liabilities (Note 13)                    579,492       553,000            463,926
                                                      -----------   -----------        -----------
                                                        9,594,805    10,140,273          8,506,940
                                                      -----------   -----------        -----------
      Total liabilities                                34,438,981    33,945,336         28,477,630
                                                      -----------   -----------        -----------

      Total stockholders' equity and liabilities      W70,512,119   W71,727,272        $60,173,885
                                                      ===========   ===========        ===========

          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                                                        Translation into
                                                           Korean Won                 U.S. Dollars (Note 2)
                                            ---------------------------------------   ---------------------
                                                2001          2002          2003               2003
                                            -----------   -----------   -----------   ---------------------
                                            (In millions, except  per share amounts)  (In thousands, except per share amounts)
OPERATING REVENUES: (Notes 18 and 20)
   Sale of electricity                      W18,863,802   W20,406,404   W21,834,288        $18,317,356
   Other operating revenues                   1,361,186       959,271       940,306            788,847
                                            -----------   -----------   -----------        -----------
                                             20,224,988    21,365,675    22,774,594         19,106,203

OPERATING EXPENSES
   (Notes 4, 15, 16, 18, 19 and 20):
   Power generation, transmission and
      distribution                           13,685,512    13,405,043    14,391,644         12,073,527
   Purchased power                              987,272     1,207,381     1,383,818          1,160,921
   Other operating costs                        445,022       545,867       539,104            452,268
   Selling and administrative expenses        1,118,355     1,160,601     1,236,230          1,037,106
                                            -----------   -----------   -----------        -----------
                                             16,236,161    16,318,892    17,550,796         14,723,822
                                            -----------   -----------   -----------        -----------

OPERATING INCOME                              3,988,827     5,046,783     5,223,798          4,382,381

OTHER INCOME (EXPENSES):
   Interest income                               88,427        90,929        99,897             83,806
   Interest expense                          (1,203,179)   (1,016,422)     (829,743)          (696,093)
   Gain (loss) on foreign currency
      transactions and translation, net         (13,228)      511,950      (206,572)          (173,298)
   Gain on valuation using the equity
     method of accounting (Note 6)               97,548        94,853        96,866             81,263
   Donations                                   (112,431)     (121,379)     (185,805)          (155,877)
   Valuation gain (loss) on currency and
      interest rate swaps, net (Note 14)       (132,008)       64,008       (93,490)           (78,431)
   Gain on disposal of investments, net
      (Note 6)                                  162,439       433,151        45,244             37,956
   Other, net                                    55,329        66,985       (40,305)           (33,814)
                                            -----------   -----------   -----------        -----------
                                             (1,057,103)      124,075    (1,113,909)          (934,488)
                                            -----------   -----------   -----------        -----------
ORDINARY INCOME                               2,931,724     5,170,858     4,109,889          3,447,893

EXTRAORDINARY ITEM                                   --            --            --                 --
                                            -----------   -----------   -----------        -----------
INCOME BEFORE INCOME TAX EXPENSE              2,931,724     5,170,858     4,109,889          3,447,893

INCOME TAX EXPENSE (Note 17)                 (1,293,133)   (2,103,792)   (1,763,271)        (1,479,254)
                                            -----------   -----------   -----------        -----------
INCOME BEFORE MINORITY INTERESTS              1,638,591     3,067,066     2,346,618          1,968,639

MINORITY INTERESTS                               (3,741)      (18,961)      (23,193)           (19,457)
                                            -----------   -----------   -----------        -----------
NET INCOME                                  W 1,634,850   W 3,048,105   W 2,323,425        $ 1,949,182
                                            ===========   ===========   ===========        ===========

ORDINARY INCOME PER SHARE  (Note 2)         W     2,559   W     4,770   W     3,686        $      3.09
                                            ===========   ===========   ===========        ===========
EARNINGS PER SHARE (Note 2)                 W     2,559   W     4,770   W     3,686        $      3.09
                                            ===========   ===========   ===========        ===========

          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                               Korean Won (In millions)
                                    ------------------------------------------------------------------------------
                                      Common       Capital       Retained      Capital      Minority
                                      stock        surplus       earnings    adjustments   interests      Total
                                    ----------   -----------   -----------   -----------   ---------   -----------
Balances at January 1, 2001         W3,200,504   W15,138,325   W14,020,125    W (70,844)   W104,180    W32,392,290
Net income                                  --            --     1,634,850           --          --      1,634,850
Dividends declared                          --            --      (333,317)          --          --       (333,317)
Gain on disposal of treasury
   stock                                    --        13,258            --           --          --         13,258
Changes in capital adjustments              --            --            --       32,621          --         32,621
Changes in minority interests               --            --            --           --      67,879         67,879
Changes in equity interests                 --       (73,463)           --           --          --        (73,463)
Adjustment of equity of the
   investee not subject to equity
   method                                   --      (172,883)      (22,867)      (5,242)         --       (200,992)
                                    ----------   -----------   -----------    ---------    --------    -----------
Balances at December 31, 2001        3,200,504    14,905,237    15,298,791      (43,465)    172,059     33,533,126
                                    ----------   -----------   -----------    ---------    --------    -----------

Net income                                  --            --     3,048,105           --          --      3,048,105
Dividends declared                          --            --      (351,432)          --          --       (351,432)
Gain on disposal of treasury
   stock                                    --          (310)           --           --          --           (310)
Gain on disposal of subsidiary's
   common stock                                     (423,949)      423,949           --          --             --
Changes in capital adjustments              --            --            --      (93,347)                   (93,347)
Changes in minority interests               --            --            --           --      19,620         19,620
Changes in equity interests                 --         2,143            --       (2,143)         --             --
Disposal of subsidiary's common
   stock                                    --            --            --          982     (83,606)       (82,624)
                                    ----------   -----------   -----------    ---------    --------    -----------
Balances at December 31, 2002        3,200,504    14,483,121    18,419,413     (137,973)    108,073     36,073,138
                                    ----------   -----------   -----------    ---------    --------    -----------

Net income                                  --            --     2,323,425           --          --      2,323,425
Dividends declared                          --            --      (511,350)          --          --       (511,350)
Capital increase by real assets          3,239        11,425            --           --          --         14,664
Gain on disposal of treasury
   stock                                    --         5,604            --           --          --          5,604
Gain on disposal of subsidiary's
   common stock                             --            --            --     (187,411)         --       (187,411)
Changes in capital adjustments              --        45,171            --           --          --         45,171
Changes in minority interests               --            --            --           --      19,496         19,496
Changes in equity interests                 --          (801)           --           --          --           (801)
                                    ----------   -----------   -----------    ---------    --------    -----------
Balances at December 31, 2003       W3,203,743   W14,544,520   W20,231,488    W(325,384)   W127,569    W37,781,936
                                    ==========   ===========   ===========    =========    ========    ===========
Translation into U.S. Dollars
   (In thousands) (Note 2)          $2,687,704   $12,201,779   $16,972,725    $(272,974)   $107,021    $31,696,255
                                    ==========   ===========   ===========    =========    ========    ===========

          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                                                             Translation into
                                                                 Korean Won                U.S. Dollars (Note 2)
                                                    ------------------------------------   ---------------------
                                                       2001         2002         2003              2003
                                                    ----------   ----------   ----------       --------------
                                                                 (In millions)                 (In thousands)
Cash flows from operating activities:
   Net income                                       W1,634,850   W3,048,105   W2,323,425         $1,949,182
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                     4,955,661    4,906,138    5,088,736          4,269,074
   Utility plant removal cost                          281,490      256,010      245,974            206,353
   Provision for severance and retirement
      benefits                                         174,717      202,763      219,762            184,364
   Provision for decommissioning costs                 424,092      583,372      698,400            585,906
   Provision for self-insurance                          4,861        5,465        6,400              5,369
   Allowance for doubtful accounts                      13,726        8,602       23,178             19,445
   Interest expense, net                                 9,072       17,192       21,273             17,847
   Loss (gain) on foreign currency translation,
      net                                               22,273     (424,791)     221,104            185,490
   Gain on disposal of investment, net                (162,439)    (433,151)     (45,244)           (37,956)
   Gain on valuation using the equity
      method of accounting                             (97,548)     (94,853)     (96,866)           (81,263)
   Valuation gain (loss) on currency and
      interest rate swaps, net                         132,008      (64,008)      93,490             78,431
   Decrease in deferred income tax assets              334,697      220,937        8,232              6,906
   Increase in trade receivables                       (36,903)     (68,932)     (77,918)           (65,367)
   Decrease (increase) in accounts receivable-
      other                                            (64,655)     (42,383)       9,300              7,802
   Increase in inventories                            (108,111)      (7,128)     (43,715)           (36,674)
   Increase (decrease) in trade payables              (128,164)      44,799       (3,611)            (3,029)
   Increase (decrease) in accounts payable-other      (189,387)      90,129      (65,492)           (54,943)
   Increase (decrease) in income tax payable           398,489      700,762     (459,232)          (385,262)
   Increase (decrease) in accrued expenses            (110,662)     (47,472)      59,882             50,237
   Payment of severance and retirement
      benefits                                         (36,160)     (15,826)     (15,084)           (12,654)
   Payment of decommissioning costs                    (16,211)     (13,841)     (25,264)           (21,195)
   Payment of self-insurance                            (1,736)      (1,171)      (1,011)              (848)
   Other, net                                          235,134     (113,603)     125,373            105,178
                                                    ----------   ----------   ----------         ----------
Net cash provided by operating activities            7,669,094    8,757,115    8,311,092          6,972,393
                                                    ----------   ----------   ----------         ----------

(continued)

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                                                                 Translation into
                                                                  Korean Won                  U.S. Dollars (Note 2)
                                                    ---------------------------------------   ---------------------
                                                       2001           2002          2003              2003
                                                    -----------   -----------   -----------       --------------
                                                                  (In millions)                   (In thousands)
Cash flows from investing activities:
   Disposal of utility plant                        W    66,562   W   106,821   W    42,515       $    35,667
   Additions to utility plant                        (7,187,492)   (6,653,066)   (6,781,993)       (5,689,592)
   Receipt of construction grants                       564,009       626,566       618,092           518,534
   Acquisition of long-term financial instruments        (2,000)       (2,500)           (3)               (3)
   Proceeds from disposal of investment
      securities, net                                   138,219       404,284        13,861            11,629
   Collection of long-term loans                        139,229       183,915        87,683            73,560
   Payment of long-term loans                          (181,871)     (153,391)     (219,881)         (184,464)
   Increase in intangibles, net                         (18,046)      (45,783)      (26,039)          (21,845)
   Increase in other non-current assets                (132,009)      (96,031)      (14,262)          (11,964)
   Withdrawal (acquisition) of short-term
      financial instruments, net                       (227,666)      246,461        18,852            15,815
   Collection of short-term loans, net                   27,269        10,517        22,363            18,761
   Proceeds from sale (acquisition) of short-term
      investment securities, net                         20,372       (20,002)     (134,204)         (112,588)
                                                    -----------   -----------   -----------       -----------
   Net cash used in investing activities             (6,793,424)   (5,392,209)   (6,373,016)       (5,346,490)
                                                    -----------   -----------   -----------       -----------
Cash flows from financing activities:
   Proceeds from long-term debt                       8,426,715     3,382,873     5,378,021         4,511,762
   Payment of long-term debt                         (1,431,553)   (1,301,807)   (1,131,595)         (949,325)
   Payment of current portion of long-term debt      (5,687,204)   (5,241,520)   (5,289,645)       (4,437,622)
   Proceeds from short-term borrowings                1,292,543       721,329     2,611,227         2,190,627
   Payment of short-term borrowings                  (1,253,752)     (870,476)   (2,560,998)       (2,148,488)
   Cash dividends                                      (333,462)     (329,659)     (511,577)         (429,175)
   Acquisition of treasury stock                                           --      (180,120)         (151,107)
   Other, net                                            56,019       (30,389)     (180,427)         (151,365)
                                                    -----------   -----------   -----------       -----------
   Net cash provided by (used in) financing
      activities                                      1,069,306    (3,669,649)   (1,865,114)       (1,564,693)
                                                    -----------   -----------   -----------       -----------
Net decrease in cash and cash equivalents from
   changes in consolidated subsidiaries                      --        (1,731)      (19,806)          (16,616)
                                                    -----------   -----------   -----------       -----------
Net increase (decrease) in cash and cash
   equivalents                                        1,944,976      (306,474)       53,156            44,594
Cash and cash equivalents at beginning of the
   year                                                 358,978     2,303,954     1,997,480         1,675,738
                                                    -----------   -----------   -----------       -----------
Cash and cash equivalents at end of the year        W 2,303,954   W 1,997,480   W 2,050,636       $ 1,720,332
                                                    ===========   ===========   ===========       ===========

          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2002 AND 2003

1.   GENERAL:

(1)  The Company

Korea Electric Power Corporation (the "KEPCO") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of the electric power resources. KEPCO was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO's stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO has listed its Depository Receipt (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2003, Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.42 percent, 21.55 percent and 28.98 percent of KEPCO's shares, respectively.

KEPCO spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company is considering the gradual privatization of its power generation subsidiaries and distribution business, which is in accordance with the restructuring plan dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect determination of utility rate, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

(2)  Consolidated Subsidiaries

                                                                 Ownership
                                                               percentage (%)
                                                  Year of      --------------
                  Subsidiaries                 establishment     2002    2003            Primary business
--------------------------------------------   -------------    -----   -----   ----------------------------------
Korea Hydro & Nuclear Power Co., Ltd.               2001        100.0   100.0   Power generation
Korea South-East Power Co., Ltd.                    2001        100.0   100.0   Power generation
Korea Midland Power Co., Ltd.                       2001        100.0   100.0   Power generation
Korea Western Power Co., Ltd.                       2001        100.0   100.0   Power generation
Korea Southern Power Co., Ltd.                      2001        100.0   100.0   Power generation
Korea East-West Power Co., Ltd.                     2001        100.0   100.0   Power generation
Korea Power Engineering Co., Ltd.                   1977         97.9    97.9   Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.        1984        100.0   100.0   Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.                        1982         96.4    96.4   Nuclear fuel
Korea Electric Power Data Network Co., Ltd.         1992        100.0   100.0   Information services
KEPCO International Hong Kong Ltd.                  1995        100.0   100.0   Holding Company
KEPCO International Philippines Inc.                2000        100.0   100.0   Holding Company
KEPCO Philippines Corporation                       1995        100.0   100.0   Utility plant rehabilitation and
                                                                                   operation (Subsidiary of KEPCO
                                                                                   International Hong Kong Ltd.)
KEPCO Ilijan Corporation                            1997         51.0    51.0   Construction and operation of
                                                                                   utility plant (Subsidiary of
                                                                                   KEPCO International Philippines
                                                                                   Inc.)

(3)  The affiliates accounted for using the equity method

                                                                 Ownership
                                                               percentage (%)
                                                 Year of      ---------------
                Affiliate                     establishment     2002    2003            Primary business
-------------------------------------------   -------------    -----   ------   -------------------------------
Korea Gas Corporation                             1983          24.5    24.5    Sales of liquefied natural gas
Korea District Heating Co., Ltd.                  1985          26.1    26.1    Providing of heating
Powercomm Corporation                             2000          44.0    43.1    Communication line leasing
Korea Electric Power Industrial Development       1990         100.0    49.0    Disposal of power-plant ash and
   Co., Ltd.(*)                                                                    electric meter reading
YTN                                               1993          21.4    21.4    Broadcasting

(*) KEPCO sold a portion of its investment in Korea Electric Power Industrial Development Co., Ltd. during 2003, which reduced its ownership interest to 49%.

(4)  Uncertainties of domestic economic situation

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1)  Basis of Consolidated Financial Statement Presentation

KEPCO maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

In 2003, the Company adopted Statements of Korea Accounting Standards ("SKAS") No 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", stockholders' equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,192.00 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

(2)  Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the "Company"). Controlled subsidiaries include majority owned entities and entities of which KEPCO owns more than 30 percent of total outstanding voting stock and is the largest stockholder. Investments in affiliates in which KEPCO is able to exercise significant influence over the operating and financial policies of the investee are accounted for using the equity method. Significant influence is deemed to exist when the investor owns more than 20 percent of the investee's voting shares unless there is evidence to the contrary.

Investments of KEPCO and equity accounts of subsidiaries subject to consolidation were eliminated at the dates KEPCO obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method within twenty years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.

Intercompany receivables and payables including trade receivables and trade payables are eliminated. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

(3)  Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea, net of depreciations. Expenditures incurred after the acquisition of the property, plant and equipment that increases the future economic benefits beyond the property's most recently measured performance are capitalized as additions to property, plant and equipment.

The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the years ended December 31, 2002 and 2003, the amount of capitalized interest was W548,292 million and W524,101 million, respectively, of which foreign currency transaction and translation gains deducted from the capitalized interest amounted to W63,549 million and W 5,102 million, respectively, and foreign currency transaction and translation losses added to the capitalized interest amounted to W19,916 million and W25,691 million, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel) based on the estimated useful lives described as follows:

             Years
             -----
Buildings     8~30
Structures    8~30
Machinery      16
Vehicles        4
Others        4, 9

KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

     .    Grants from the government or public institutions
     .    Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the useful lives of the related assets. KEPCO received W624,527 million and W611,862 million of construction grants, and offset W205,975 million and W174,211 million against depreciation expense and others for the years ended December 31, 2002 and 2003, respectively.

(4)  Asset Impairment

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in subsequent reporting period, the amount equal to the excess is treated as reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized.

In 2001, the Company recognized an impairment loss on property, plant and equipment in the Youngwol and Busan thermal power plants amounting to W11,206 million, which is the difference between the book value and recoverable value considering future cash flows.

(5)  Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital lease. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

(6)  Securities other than those Accounted for Using the Equity Method

     (a) Classification of Securities

     At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.

     (b) Valuation of Securities

     Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

     After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refer to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

     Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

     If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

     If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders' equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder's equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(7)  Securities Using the Equity Method

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

(8)  Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight -line method over the estimated useful lives, from 4 years to 50 years, of related assets.

(9)  Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(10) Inventories

Inventories are stated at the lower cost or net realizable value, cost being determined by the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

(11) Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants are recognized separately. Considerations for conversion rights or stock warrants are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issuance.

The value of the common shares issued pursuant to the exercise of the conversion rights is measured as the sum of the carrying amount at the time of conversion and the amount of consideration received for such rights at the time of issuance of those convertible bonds that are actually related to the exercise. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise is measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

(12) Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

(13) Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are W520,891 million and W717,917 million as of December 31, 2002 and 2003, respectively. Severance indemnities paid amounted to W15,826 million and W15,084 million in 2002 and 2003, respectively.

Funding of the severance indemnities are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of W66,449 million and W82,771 million as of December 31, 2002 and 2003, respectively, which are presented as deduction from accrued severance indemnities.

The Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea. Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay to the Fund. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W116 million and W97 million as of December 31, 2002 and 2003, respectively, are presented as a deduction from accrued severance benefits.

(14) Reserve for Decommissioning Costs and Self-Insurance

The Company accrues expenses for estimated decommissioning costs of nuclear facilities based on engineering studies prepared in 1992. These expenses are included in operating expenses in the accompanying statements of income. As of December 31, 2003, the Company has accrued W 5,091,070 million for the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of W1,950,165 million and dismantling costs of spent fuel and radioactive waste of W3,140,905 million. Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The Company accrued W583,372 million and W698,400 million as the reserve for decommissioning costs for the years ended December 31, 2002 and 2003, respectively.

In accordance with the Accounting Regulations for Government Invested Enterprises, KEPCO provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with KEPCO's non-insured facilities. Payments made to settle applicable claims and damages are charged to this reserve.

(15) Foreign Currency Transactions and Translations

KEPCO and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying consolidated financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea basic rate, which was W1,200.40 and W1,197.80 to US$1.00 at December 31, 2002 and 2003, respectively. The translation gains or losses are reflected in current operations. Foreign currency assets and liabilities of the Company's overseas subsidiaries are translated at the rate at the balance sheet date, and income and expenses are translated at the weighted average rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in capital adjustments. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign subsidiaries.

(16) Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(17) Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the enacted future tax rate in effect at each balance sheet date.

(18) Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 638,975,080 shares, 639,046,001 shares and 630,372,064 shares for the years ended December 31, 2001, 2002 and 2003, respectively.

3.   PROPERTY, PLANT AND EQUIPMENT:

(1)  Asset revaluation
     KEPCO has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and the resultant gain from asset revaluation was W12,552,973 million.

(2)  Publicly announced land prices
     The published price of the Company's land as announced by Korean Government is as follows (won in millions):

        Purpose          Book value   Land prices
----------------------   ----------   -----------
Sites of utility plant   W5,593,520    W5,322,945

(3)  Changes in utility plant
     Changes in utility plant and construction grants for the year ended December 31, 2003 are shown below (won in millions).

                                         Increase                     Decrease
                    December     ------------------------   --------------------------     December
                    31, 2002     Acquisition      Other     Depreciation     Others(*)     31, 2002
                  ------------   -----------   ----------   ------------   -----------   -----------
Land               W 5,557,943    W    3,970   W   68,439    W       --     W   36,832   W 5,593,520
Buildings            7,514,099         7,408      292,800       494,856        100,929     7,218,522
Structures          22,720,502         1,055    2,203,388       876,301        357,526    23,691,118
Machinery           17,470,324        26,110    1,803,353     3,110,784        177,971    16,011,032
Vehicles                15,601        11,540          870         9,888            197        17,926
Nuclear fuel         1,578,172       427,417           --       388,949         12,927     1,603,713
Others                 991,826       116,001       14,274       134,581          1,125       986,395
Construction
   in- progress      7,776,506     6,188,492       29,525            --      4,443,872     9,550,651
Construction
   grants           (2,321,219)     (618,092)          --            --       (180,522)   (2,758,789)
                   -----------    ----------   ----------    ----------     ----------   -----------
                   W61,303,754    W6,163,901   W4,412,649    W5,015,359     W4,950,857   W61,914,088
                   ===========    ==========   ==========    ==========     ==========   ===========

(*) Others include the utility plant of Korea Electric Power Industrial Development Co., Ltd as a result of excluding it from consolidation.

4.   INTANGIBLES:

(1) Changes in intangibles as of December 31, 2003 are shown below (won in millions).

                                           Acquisition    Accumulated   December 31,
                            Useful lives       cost      amortization       2003
                            ------------   -----------   ------------   ------------
Development cost                  5          W204,288      W 63,934       W140,354
Port facility usage right        20           208,919        48,922        159,997
Water usage right               10, 5         168,021        46,227        121,794
Dam usage right                  50             7,229           397          6,832
Electricity usage right          10            63,256        34,558         28,698
Others                          20~40         136,713        78,395         58,318
                                             --------      --------       --------
                                             W788,426      W272,433       W515,993
                                             ========      ========       ========

(2) Estimated amortization expense for the next five years is as follows (won in millions):

                                   2004      2005      2006      2007      2008
                                 -------   -------   -------   -------   -------
Estimated amortization expense   W73,944   W67,188   W63,948   W53,031   W41,128

(3) Ordinary development expenses for the years ended December 31, 2002 and 2003 are as follows (won in millions):

                                  2002       2003
                                --------   --------
Ordinary development expenses   W307,391   W332,017

5.   INSURED ASSETS:

Insured assets as of December 31, 2003 are as follows (won in millions):

      Insured assets              Insurance type         Insured value
-------------------------   --------------------------   -------------
Buildings and machinery     Fire insurance                 W2,845,049
Buildings and machinery     Construction insurance          1,881,180
Buildings and machinery     Nuclear property insurance        610,878
Buildings                   General insurance                 163,400
Construction in progress    Construction insurance             97,357
Inventories and machinery   Shipping insurance              2,688,168

In addition, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

6.   SECURITIES:

(1) Securities as of December 31, 2002 and 2003 are as follows (won in millions):

                                            2002         2003
                                         ----------   ----------
Short-term investment securities
   Available-for-sale-securities         W   19,881   W  141,585
   Held-to-maturity securities                3,255       20,011
                                         ----------   ----------
                                             23,136      161,596
                                         ----------   ----------
Investment securities
   Available-for-sale-securities            137,497      230,744
   Held-to-maturity securities                1,540        2,197
   Securities subject to equity method    1,214,271    1,296,179
                                         ----------   ----------
                                          1,353,308    1,529,120
                                         ----------   ----------
                                         W1,376,444   W1,690,716
                                         ==========   ==========

     Held-to-maturity securities are debt securities including government and municipal bonds.

(2) Available-for-sale securities as of December 31, 2002 and 2003 are as follows (won in millions):

                                                           2002                            2003
                                                  ----------------------   ------------------------------------
                                                  Ownership                Ownership   Acquisition
                  Company name                       (%)      Book value      (%)          cost      Book value
-----------------------------------------------   ---------   ----------   ---------   -----------   ----------
Other current assets
   Fund for debt securities                                    W 19,881                  W137,164     W141,585

Investment securities
   Securities Market Stabilization Fund              7.57      W 20,744       7.57       W  7,763     W  7,763
   Energy Savings Investment Cooperative             40.6         5,000       40.6          5,000        5,000
   Korea Power Exchange                             100.0        99,709      100.0        125,213      125,213
   Hwan Young Steel Co., Ltd.                          --           120         --          1,364          120
   Investment securities in treasury stock fund        --        10,772         --         26,295       17,581
   Other equity securities                             --         1,152         --          1,051        1,051
   Debt securities                                     --            --         --         73,412       74,016
                                                               --------                  --------     --------
                                                                137,497                   240,098      230,744
                                                               --------                  --------     --------
                                                               W157,378                  W377,262     W372,329
                                                               ========                  ========     ========

     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on valuation of available for sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to W8,509 million and W3,689 million as of December 31, 2002 and 2003, respectively.

     Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

(3) Securities subject to the equity method as of December 31, 2002 and 2003 are as follows (won in millions):

                                            2002                                  2003
                                   ----------------------   -------------------------------------------------
                                   Ownership      Book      Ownership   Acquisition    Net asset     Book
       Company name                   (%)         value        (%)         cost          value       value
--------------------------------   ---------   ----------   ---------   -----------   ----------   ----------
Korea Gas Corporation                 24.5     W  690,705      24.5       W 94,500    W  740,280   W  740,280
Korea District Heating Co., Ltd.      26.1        147,716      26.1          5,660       159,165      159,165
Powercomm Corporation                 44.0        352,235      43.1        323,470       357,318      350,518
Korea Electric Power Industrial
   Development Co., Ltd.                --                     49.0          7,987        22,072       22,072
YTN                                   21.4         23,615      21.4         59,000        24,144       24,144
                                               ----------                 --------    ----------   ----------
                                               W1,214,271                 W490,617    W1,302,979   W1,296,179
                                               ==========                 ========    ==========   ==========

     In 2003, the Company has disposed some of its investments in Korea Electric Power Industrial Development Co., Ltd. and Powercomm Corporation, with the gain on disposal of investments of W45,214 million. In 2002, the Company has disposed some of its investments in Powercomm Corporation, with the gain on disposal of investments of W433,335 million.

     As of December 31, 2003, unrealized profits of W 6,800 million arisen from the transactions with Powercomm corporation were eliminated.

(4) Details of valuation using the equity method for the years ended December 31, 2002 and 2003 are as follows (won in millions):

                                                   2002                                            2003
                                  --------------------------------------   ---------------------------------------------------
                                                Gain (loss)                             Gain (loss)
                                               on valuation                             on valuation
                                  Book value     using the                 Book value     using the                 Book value
                                    as of        equity                       as of        equity                     as of
                                   January      method of                    January      method of                  December
          Company name             1, 2002     accounting     Others (*)     1, 2003     accounting    Others (*)     31, 2003
-------------------------------   ----------   ------------   ----------   ----------   ------------   ----------   ----------
Korea Gas Corporation              W710,921       W50,612      W(70,828)   W  690,705      W73,329      W(23,754)   W  740,280
Korea District Heating Co.          136,533        12,486        (1,303)      147,716       13,486        (2,037)      159,165
Powercomm Corporation                    --        33,042       319,193       352,235        6,508        (8,225)      350,518
Korea Electric Power Industrial
   Development Co., Ltd.                 --            --            --            --        3,107        18,965        22,072
YTN                                  24,915        (1,287)          (13)       23,615          436            93        24,144
                                   --------       -------      --------    ----------      -------      --------    ----------
                                   W872,369       W94,853      W247,049    W1,214,271      W96,866      W(14,958)   W1,296,179
                                   ========       =======      ========    ==========      =======      ========    ==========

     (*) Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain
     (loss) on investment securities in capital adjustments.

(5) Loss on valuation using the equity method, which are recorded in capital adjustment as of December 31, 2002 and 2003 are as follows (won in millions):

                                              2002     2003
                                            -------   -------
Loss on valuation using the equity method   W30,079   W25,560

7.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in millions):

                     2002       2003
                   --------   --------
Short-term loans   W 14,661   W 16,284
Long-term loans     228,124    251,788
                   --------   --------
                   W242,785   W268,072
                   ========   ========

8.   INVENTORIES:

Inventories as of December 31, 2002 and 2003 consist of the following (won in millions):

                     2002       2003
                   --------   --------
Raw materials      W243,198   W261,497
Supplies            422,508    519,727
Other                55,850    123,709
                   --------   --------
                   W721,556   W904,933
                   ========   ========

9.   STOCKHOLDERS' EQUITY:

(1)  Capital

     The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,748,573 shares are issued as of December 31, 2003. In 2003, the Company's capital was increased by W3,238 million (647,697 shares) in the form of fixed asset injection by the government of the Republic of Korea.

(2)  Capital Surplus

     Capital surplus as of December 31, 2002 and 2003 is as follows (won in millions):

                                            2002          2003
                                         -----------   -----------
Paid-in capital in excess of par value   W   799,876   W   811,301
Reserves for asset revaluation            12,552,973    12,552,973
Other capital surplus                      1,130,272     1,180,246
                                         -----------   -----------
                                         W14,483,121   W14,544,520
                                         ===========   ===========

     KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and Asset Revaluation Law, and recorded revaluation gain of W12,552,973 million as reserves for asset revaluation. The reserves for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Appropriated retained earnings

     Appropriated retained earnings as of December 31, 2002 and 2003 consist of the following (won in millions):

                                                        2002         2003
                                                    -----------   -----------
Legal reserve                                       W 1,600,252   W 1,600,252
Reserve for business expansion                        8,556,873    10,925,338
Reserve for investment on social overhead capital     4,892,449     5,012,449
Reserve for research and human development               60,000       120,000
                                                    -----------   -----------
                                                    W15,109,574   W17,658,039
                                                    ===========   ===========

     The KEPCO Act requires the Company to appropriate a legal reserve to at least 20 percent of net income for each accounting period until the reserve equals to 50 percent of the common stock. The legal reserve is not available for cash dividend; however, this reserve may be credited to paid-in capital or accumulated deficits by resolution of the stockholders.

     Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

     The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law. As of December 31, 2003, the amounts of reserve for investment on social overhead and reserve for research and human development allowable under the Korean tax law for tax benefits are W807,610 million and W 175,885 million, respectively.

(4)  Capital adjustments

     Capital adjustments as of December 31, 2002 and 2003 are as follows (won in millions):

                                                         2002       2003
                                                       ---------   ---------
Treasury stock                                         W (16,669)  W(195,379)
Losses on valuation of available for sale securities      (8,509)     (3,689)
Losses on valuation using the equity method              (30,079)    (25,560)
Overseas operations translation                          (82,971)    (97,939)
Valuation gain on currency and interest rate swaps           255      (2,817)
                                                       ---------   ---------
                                                       W(137,973)  W(325,384)
                                                       =========   =========

     The Company has its own shares held as treasury stock, amounting to W16,669 million and W195,379 million as of December 31, 2002 and 2003, respectively, for the purpose of stock price stabilization. The number of shares held as treasury stock by the Company is 913,375 shares and 10,713,050 shares as of December 31, 2002 and 2003, respectively.

10.  DIVIDENDS:

Dividends for the years ended December 31, 2002 and 2003 are as follows (won in millions):

                              Outstanding   Dividend   Dividend     Total
                                stocks        rate     per share   dividend
                              -----------   --------   ---------   --------
2002:
   Outstanding stocks other
      than treasury stock     639,187,501      16%       W  800    W511,350
   Treasury stock                 913,375      --            --          --
                              -----------                          --------
                              640,100,876                          W511,350
                              ===========                          ========
2003:
   Outstanding stocks other
      than treasury stock     630,035,523      21%       W1,050    W661,537
   Treasury stock              10,713,050      --            --          --
                              -----------                          --------
                              640,748,573                          W661,537
                              ===========                          ========

11.  BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of December 31, 2002 and 2003 are as follows (won in millions):

                                                     Annual
    Financial institution             Type      interest rate(%)     2002       2003
--------------------------------   ----------   ----------------   --------   --------
Local currency loan
   National Agricultural            General
      Cooperative Federation and
      others                                        3.00~4.10      W     --   W 53,245

Foreign currency loan
   Korea Exchange Bank and           Usance
      others                       and others    Libor+0.25~0.35    157,733    156,924
                                                                   --------   --------
                                                                   W157,733   W210,169
                                                                   ========   ========

(2) Long-term borrowings as of December 31, 2002 and 2003 are as follows (won in millions):

                                                             Annual interest
       Financial institution                 Type                rate (%)          2002        2003
------------------------------------   -------------------   ---------------   ----------   -----------
Local currency loan
   Korea Development Bank              Industrial facility       4.50~9.00     W5,007,813   W 4,951,239
   Kookmin Bank                             General              6.07~6.16         85,714            --
   Chohung Bank                        Industrial facility         5.50             1,455            --
   Koram Bank                             Rural area
                                          development               4.00           50,000        50,000
   National Agricultural Cooperative      Rural area
      Federation                          development               4.00               --        50,000
   Korea Exchange Bank                      Energy
                                       rationalization              3.00               --         6,000
   Others                                   General              5.50~6.00             37        29,935
                                                                               ----------   -----------
                                                                                5,145,019     5,087,174
                                                                               ----------   -----------

Foreign currency loan
   Japan Bank of International
      Cooperation                          Facility              6.2~8.2          286,226       260,712
   Barclays International Financial
      Services (Ireland) Ltd.             Commercial           6M Libor-1.00      376,482       187,851
   Kredit Anstalt Fur Wieder Aufbau        Facility                6.00               180            --
   Asia Development Bank                       "                   6.00             1,415            --

   National Agricultural Cooperative
      Federation                               "                Libor+1.30         18,006        12,833
   Korea Development Bank                   General          Libor+0.30~1.50      429,761       283,823
   The Export-Import Bank of Korea        Purchase of
                                         nuclear fuel        Libor+0.70~1.03      260,074       202,454
   Korea Exchange Bank                     Facility             Libor+0.15         34,255        17,090

   Kookmin Bank                                "                Libor+1.40         22,407        15,970

   Norinchukin Bank                            "                Libor+0.19         42,015        41,923

   Nippon Life Insurance                       "                Libor+0.19         98,439        98,226

   US-EXIM                                     "             Govco+0.25~0.30      155,038       141,219

   Others                                      "                   10.00               --         1,199
                                                                               ----------   -----------
                                                                                1,724,298     1,263,300
                                                                               ----------   -----------
                                                                                6,869,317     6,350,474
   Less: Current portion                                                       (1,771,805)   (1,633,841)
                                                                               ----------   -----------
                                                                               W5,097,512   W 4,716,633
                                                                               ==========   ===========

(3) Debentures as of December 31, 2002 and 2003 are as follows (won in millions):

                                             Annual
                                        interest rate (%)        2002          2003
                                      --------------------   -----------   -----------
Domestic debentures
  Electricity bonds                        4.79~12.43        W 7,125,700   W 6,334,359
  Others                                   4.32~7.75           2,558,703     3,039,030
                                                             -----------   -----------
                                                               9,684,403     9,373,389
                                                             -----------   -----------
Foreign debentures

     FY-93                                    7.75             2,043,899       419,230
     FY-95                                  3.4~4.15             420,342       464,634
     FY-96                                 3.8~8.278             629,745       660,547
     FY-97                             6M Libor+0.31~1.65      1,159,764     1,176,117
     FY-99                                    5.75                31,664        37,839
     FY-00                                 2.10~8.25             663,981       695,220
     FY-01                                 1.18~1.27             607,722       671,760
     FY-02                            6M Libor+0.75, 4.625     1,260,420     1,257,690
   FY-03(*)                                1.33~4.75                  --     1,149,610
                                                             -----------   -----------
                                                               6,817,537     6,532,647
                                                             -----------   -----------
                                                              16,501,940    15,906,036
Less: Discount on debentures issued                              (52,474)      (76,533)
      Current portion                                         (3,881,623)   (4,987,425)
                                                             -----------   -----------
                                                             W12,567,843   W10,842,078
                                                             ===========   ===========

(*) In 2003, the Company has sold to KEPCO Cayman Company Limited the foreign debentures of US$ 250,000,000 and the right to exchange it into the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000,000, the details of which are as follows:

..    Maturity date: November 26, 2008
..    Qualifying Public Offering (QPO): QPO is the first listing on the Korea
     Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform
     QPO prior to the maturity of the debentures, neither the Company guarantees the QPO of Powercomm Corporation.
..    Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt
     (DR)
..    Exchange period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity
..    Exchange price: 120 % of lower amount of market price on listing day or weighted average price for 10 days after its listing.
..    Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)
..    Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

     The Company has provided the payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

(4) Exchangeable bonds as of December 31, 2002 and 2003 are as follows (won in millions):

                                            Annual
            Description              interest rate (%)       2002        2003
----------------------------------   -----------------   -----------   -------
Overseas exchangeable bonds                 0.00              --       277,256
Plus: Premium on debentures issued                            --        20,987
Less: Conversion right adjustment                             --       (43,817)
                                                             ---       -------
                                                              --       254,426
                                                             ===       =======

On November 4, 2003, the Company has issued overseas exchangeable bonds of JPY 28,245,468,400 with the premium value. The details of the bonds are as follows:

..    Maturity date: November 4, 2008
..    Amount to be paid at maturity: JPY 25,935,061,000
..    Exchange period: From December 15, 2003 to 10th day prior to its maturity
..    Shares to be exchanged: Common stock held by the Company or its equivalent
     Deposit Receipt (DR).
..    Exchange price: W30,000 per share
..    Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000,000 on November 6, 2006.

(5) Foreign currency debt, by currency, as of December 31, 2002 and 2003 is as follows (won in millions):

                                       2002                                 2003
                        -----------------------------------   -----------------------------------
                        Foreign currencies   Won equivalent   Foreign currencies   Won equivalent
                        ------------------   --------------   ------------------   --------------
Short-term borrowings   US$    131,400,198     W  157,733     US$    131,011,984     W  156,924
                                               ----------                            ----------

Long-term borrowings    US$  1,421,141,288      1,724,118     US$    953,128,672      1,151,340
                        EUR        143,104            180     JPY 10,000,000,000        111,960
                                               ----------                            ----------
                                                1,724,298                             1,263,300
                                               ----------                            ----------

Debentures              US$  4,130,542,219     W4,965,644     US$  3,552,030,395     W4,258,819
                        JPY175,060,000,000      1,773,130     JPY195,060,000,000      2,183,892
                        EUR     25,183,000         31,664     EUR     25,183,000         37,839
                        GBP     24,467,000         47,099     GBP     24,467,000         52,097
                                               ----------                            ----------
                                                6,817,537                             6,532,647
                                               ----------                            ----------

   Exchangeable bonds                                  --     JPY 25,935,061,000        277,256
                                               ----------                            ----------
                                               W8,699,568                            W8,230,127
                                               ==========                            ==========

(6) Aggregate maturities of the Company's long-term debt as of December 31, 2003 are as follows (won in millions):

                 Local       Foreign      Local        Foreign
Year ended     currency     currency     currency      currency    Exchangeable
December 31   borrowings   borrowings   debentures    debentures       bonds         Total
-----------   ----------   ----------   ----------   -----------   ------------   -----------
   2004       W1,254,049   W  379,792   W3,987,273    W1,002,750     W     --     W 6,623,864
   2005        1,261,767      271,531    1,841,433     1,277,043           --       4,651,774
   2006        1,212,845      217,703    1,429,673       348,656           --       3,208,877
   2007          776,669       89,068      865,010     1,421,769           --       3,152,516
Thereafter       581,844      305,206    1,250,000     2,482,429      277,256       4,896,735
              ----------   ----------   ----------    ----------     --------     -----------
              W5,087,174   W1,263,300   W9,373,389    W6,532,647     W277,256     W22,533,766
              ==========   ==========   ==========    ==========     ========     ===========

12.  LEASES:

(1) The Company entered into financial lease agreements with Korea Development Leasing Corp. and others for certain computer systems, of which the acquisition cost is W35,655 million as of December 31, 2002 and 2003. Depreciation of the leased assets amounted to W10,804 million and W1,091 million for the years ended December 31, 2002 and 2003, respectively.

(2) Annual payments of the Company under these lease agreements as of December 31, 2003 are as follows (won in millions):

                                   Amount
                     ---------------------------------
        Year         Financial lease   Operating lease
------------------   ---------------   ---------------
        2004             W 4,799            W1,850
        2005                 375                92
        2006                  --                68
                         -------            ------
        Total            W 5,174            W2,010
Less: Interest              (152)               --
   Current portion        (4,650)               --
                         -------            ------
                         W   372            W2,010
                         =======            ======

13.  FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in
Note 11 as of December 31, 2002 and 2003 are as follows (won in millions):

                                          2002                           2003
                               ---------------------------   ---------------------------
                                   Foreign      Equivalent       Foreign      Equivalent
             Account            currencies(*)   Korean Won    currencies(*)   Korean Won
----------------------------   --------------   ----------   --------------   ----------
Assets:
   Cash and cash equivalents   US$ 20,051,047    W 24,069    US$  5,616,964    W  6,728
                                                             JPY    653,143          7
   Short-term financial
      instruments              US$    616,908         741                --          --
   Trade receivables           US$  5,711,200       6,855    US$  7,549,016       9,041
   Accounts receivable-other   US$ 21,013,291      25,224    US$  1,289,865       1,545
   Other non-current assets    US$    322,203         387    US$     43,413          52
                               JPY  5,859,783          59    JPY  5,859,783          66
                                                 --------                      --------
                                                 W 57,335                      W 17,439
                                                 ========                      ========
Liabilities:
   Trade payables              US$112,475,105    W135,016    US$122,962,932    W147,285
   Accounts payable-other      US$  2,125,135       2,551    US$  1,510,269       1,809
                               EUR    433,907         546    EUR    321,484         483
   Accrued expenses                                          US$    695,932         833
   Other current liabilities                           --    US$    144,972         173
                                                 --------                      --------
                                                 W138,113                      W150,583
                                                 ========                      ========

(*)  Foreign currencies other than US$, JPY and EUR are converted into US$.

14.  SWAP TRANSACTIONS:

The Company had entered into the following currency and interest rate swap transactions with various financial institutions as of December 31, 2003.

(1)  Currency swap contracts as of December 31, 2003 are as follows:

                                                         Contract amounts in millions   Contract interest rate per annum
                                 Contract   Settlement   ----------------------------   --------------------------------
                                   Year        Year           Pay          Receive            Pay (%)     Receive (%)
                                 --------   ----------     ----------   -----------         -----------   -----------
The Sumitomo Bank Ltd.             1995        2005        US$    286     JPY27,000            7.68          4.15
Mizuho Co., Ltd.
(formerly The Fuji Bank, Ltd.)     1995        2005        US$    149     JPY14,425         Libor+0.155      3.40
Union Bank of Switzerland          1995        2005        US$     82     JPY 7,000          Libor+0.19     3.102
Canadian Imperial Bank of
   Commerce                        1996        2006        US$     97     JPY10,000          Libor+0.13      3.80
J.P. Morgan Chase Bank             1996        2006        US$    200     JPY21,000          Libor+0.14      4.00
Deutsche Bank                      1998        2004        JPY  1,705     US$    55             6.41         7.11
                                                           EUR     13
                                                           CHF     20
                                                           CAD     20
Deutsche Bank                      1998        2004        JPY  2,945     US$    95             6.36         7.05
                                                           EUR     22
                                                           CHF     35
                                                           CAD     34
J.P. Morgan Chase Bank &
   Deutsche Bank (*)               2002        2007        JPY 76,700     US$   650             1.18         4.25
Barclays Bank PLC,                                                                                             3M
   London                          2002        2007        JPY 30,400     US$   250             1.04       Libor+0.75
ABN AMRO (***)                     2002        2008        KRW181,500     US$   150             5.95        4.625
Deutsche Bank(**)                  2003        2013        KRW178,350     US$   150            CD+3.3        7.75
Union Bank of Switzerland(**)      2003        2013        KRW148,625     US$   125            CD+3.3        7.75
Credit Swiss First Boston(**)      2003        2013        KRW 89,175     US$    75            CD+3.3        7.75
ABN AMRO & Deutsche Bank(****)     2003        2008        KRW185,550     US$   150             5.30         4.25
J.P. Morgan Chase Bank &
   Deutsche Bank                   2003        2008        JPY 23,770     US$   200             1.28         4.25
Credit Swiss First Boston          2003        2013        KRW177,720     US$   150             5.12         4.75

(*) If the Republic of Korea declares a default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(**) The Company has purchased call option in addition to these swaps, under which the Company can exchange each KRW 5,945,000,000 into the amounts of KRW 5,000,000 multiplied by Spot FX (US$/KRW) until December 22, 2004, and the valuation for this call option is considered in the valuation of the swaps.

(***) The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.

(****) The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

(2)  Interest rate swap contracts as of December 31, 2003 are as follows:

                                                      Contract interest rate per annum
                              Notional amount   --------------------------------------------
                                in millions            Pay (%)               Receive (%)          Term
                              ---------------   ---------------------   --------------------   ---------
J.P. Morgan Securities Ltd.     US$    149                6.91               Libor+0.155        1995-2005
Korea Development Bank          US$     97                6.10                Libor+0.13        1997-2004
Barclays Bank PLC, London       US$    150             6M Libor-1             Libor+0.45        1997-2004
Shinhan Bank                    US$    100                6.50                   6.75           1997-2004
Deutsche Bank                   US$     55                6.93                                  1998-2004
                                JPY  1,705                                       6.41
                                EUR     13                                       6.41
                                CHF     20                                       6.41
                                CAD     20                                       6.41
Deutsche Bank                   US$     95                6.87                                  1998-2004
                                JPY  2,945                                       6.36
                                EUR     22                                       6.36
                                CHF     35                                       6.36
                                CAD     34                                       6.36
Deutsche Bank                   US$    100        Max (6.074-Libor, 0)   Max (Libor-6.074, 0)   1998-2007
Deutsche Bank                   US$    100        Max (Libor-6.074,0)    Max (6.074-Libor, 0)   1998-2007
Deutsche Bank                   KRW178,350       5+2 x (JPY/KRW-11.03)          CD+3.3          2003-2013
Union Bank of Switzerland       KRW148,625       5+2 x (JPY/KRW-11.03)          CD+3.3          2003-2013
Credit Swiss First Boston       KRW 89,175       5+2 x (JPY/KRW-11.03)          CD+3.3          2003-2013
Union Bank of Switzerland       US$     35             Libor+0.19            Libor+0.155        2000-2005
Credit Swiss First Boston       KRW100,000             3M CD+0.35            3Y CMT+0.06        2002-2004
Deutsche Bank                   KRW100,000                6.09                3M CD+0.35        2002-2004
Credit Swiss First Boston       KRW 50,000                6.89           (5Y CMT-CD) x 2+4.3    2002-2007
Credit Swiss First Boston       KRW 50,000                6.89                   7.30           2002-2007
J.P. Morgan Chase Bank          KRW 50,000               CD-0.3             3 year : 7.75       2002-2008
                                                                          3 year : 14.65-CD
Deutsche Bank                   KRW 50,000                4.98                  CD-0.3          2002-2005
Credit Swiss First Boston       KRW 30,000                6.09              1 year : 7.25       2002-2005
                                                                         2 year : (5Y CMT-CD)
                                                                               x 5+1.5
Citibank                        KRW 50,000               CD-0.3              7.65/2.50(*)       2002-2005
Koram Bank                      KRW 10,000               CD-0.3              7.65/2.50(*)       2002-2005
Deutsche Bank                   KRW 20,000              CD-0.31              7.65/2.50(*)       2002-2005
Deutsche Bank                   KRW 40,000              CD-0.37              7.65/2.50(*)       2002-2005
Kookmin Bank                    KRW 20,000               5.995                 CD-0.325         2002-2005
Deutsche Bank                   KRW100,000               5.995                 CD-0.325         2002-2005

(*) If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

(3) The gains and losses on swaps for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

                           Other income (expense)
                      --------------------------------
                         2001       2002        2003
                      ---------   --------   ---------
Currency swaps
   Gains              W  79,913   W118,247   W  78,302
   Losses              (157,109)   (35,890)   (158,995)
                      ---------   --------   ---------
                        (77,196)    82,357     (80,693)
                      ---------   --------   ---------
Interest rate swaps
   Gains                  7,534      9,216      13,975
   Losses               (62,346)   (25,345)    (27,374)
                      ---------   --------   ---------
                        (54,812)   (16,129)    (13,399)
                      ---------   --------   ---------
Swaptions
   Gains                     --         --         602
   Losses                    --     (2,220)         --
                      ---------   --------   ---------
                             --     (2,220)        602
                      ---------   --------   ---------
                      W(132,008)  W 64,008   W (93,490)
                      =========   ========   =========

(4) The gains on interest swap contract of W255 million and the losses on interest swap contract of W2,817 million, classified as cash flow hedge derivatives, are reflected in capital adjustments for the years ended December 31, 2002 and 2003, respectively.

15.  POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

                                        2001          2002          2003
                                    -----------   -----------   -----------
Fuel                                W 4,838,318   W 4,405,750   W 4,849,387
Depreciation and amortization         4,660,383     4,777,277     4,921,585
Utility plant removal cost              281,490       256,010       245,974
Maintenance                           1,573,065     1,522,221     1,587,488
Labor                                   969,559     1,098,389     1,241,052
Reserve for decommissioning costs       424,092       583,372       698,400
Research and development                276,629       278,691       296,348
Others                                  661,976       483,333       551,410
                                    -----------   -----------   -----------
                                    W13,685,512   W13,405,043   W14,391,644
                                    ===========   ===========   ===========

16.  SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

                                   2001         2002         2003
                                ----------   ----------   ----------
Labor                           W  347,535   W  409,744   W  437,907
Employee benefits                   43,422       49,343       56,116
Sales commission                   235,311      253,040      280,051
Compensation for damages             2,367        2,107          716
Depreciation and amortization       76,586       57,644       53,914
Promotion                           51,085       18,971       19,301
Commission-others                  111,194      127,068      109,023
Bad debts                           14,883        8,379       23,178
Maintenance                         23,573       15,904       26,644
Others                             212,399      218,401      229,380
                                ----------   ----------   ----------
                                W1,118,355   W1,160,601   W1,236,230
                                ==========   ==========   ==========

17.  INCOME TAX:

The statutory corporate income tax rates (including resident surtax) applicable to the Company are approximately 30.8 percent for the year ended December 31, 2001 and 29.7 percent for the years ended December 31, 2002 and 2003. Income tax and effective tax rate for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

                                      2001         2002         2003
                                   ----------   ----------   ----------
Income tax currently payable       W  535,831   W  928,844   W  577,750
Changes in deferred income taxes      211,749      339,634      205,870
                                   ----------   ----------   ----------
                                      747,580    1,268,478      783,620
Income tax of subsidiaries            545,553      835,314      979,651
                                   ----------   ----------   ----------
Income tax                         W1,293,133   W2,103,792   W1,763,271
                                   ==========   ==========   ==========
Effective tax rate                       44.1%        40.7%        42.9%
                                   ==========   ==========   ==========

18.  RELATED PARTY TRANSACTIONS:

(1) Significant transactions between KEPCO and related parties for the years ended December 31, 2002 and 2003 are as follows. These were eliminated in the consolidation (won in millions):

                  Transaction                                                          2002         2003
----------------------------------------------                                     -----------   -----------
Sales and other income:
   Korea Hydro & Nuclear Power Co., Ltd.         Sales of electricity and others   W   138,270   W    92,380
   Korea South-East Power Co., Ltd.                              "                      41,148        49,124
   Korea Midland Power Co., Ltd.                                 "                      21,734        26,749
   Korea Western Power Co., Ltd.                                 "                      38,022        34,025
   Korea Southern Power Co., Ltd.                                "                      17,788        18,604
   Korea East-West Power Co., Ltd.                               "                      42,586        35,817
   Others                                                        "                      72,095        86,327
                                                                                   -----------   -----------
                                                                                   W   371,643   W   343,026
                                                                                   ===========   ===========
Purchases and others:
   Korea Hydro & Nuclear Power Co., Ltd.         Purchase of electricity           W 4,636,130   W 5,065,317
   Korea South-East Power Co., Ltd.                              "                   1,449,355     1,454,157
   Korea Midland Power Co., Ltd.                                 "                   1,598,036     1,781,897
   Korea Western Power Co., Ltd.                                 "                   2,011,776     2,122,901
   Korea Southern Power Co., Ltd.                                "                   1,785,817     2,048,591
   Korea East-West Power Co., Ltd.                               "                   1,844,336     1,867,833
   Korea Power Engineering Co., Inc.             Designing of the power plant           41,399        40,396
   Korea Plant Service & Engineering Co., Ltd.   Utility plant maintenance              38,744        40,251
   Korea Electric Power Data Network Co., Ltd.   Maintenance of computer system        153,301       203,074
   Others                                        Maintenance service                   154,349       168,552
                                                                                   -----------   -----------
                                                                                   W13,713,243   W14,792,969
                                                                                   ===========   ===========

(2) Receivables arising from related parties transactions as of December 31, 2002 and 2003 are as follows. These were eliminated in the consolidation (won in millions):

                                          2002                    2003
                                        -------   -------------------------------------
            Related party                Total    Trade receivables    Others    Total
-------------------------------------   -------   -----------------   -------   -------
Korea Hydro & Nuclear Power Co., Ltd.   W 8,020         W   --        W   319   W   319
Korea South-East Power Co., Ltd.          3,639          1,778            367     2,145
Korea Midland Power Co., Ltd.               382          1,107          2,232     3,339
Korea Western Power Co., Ltd.             3,145          1,940            248     2,188
Korea Southern Power Co., Ltd.            1,647          1,157            360     1,517
Korea East-West Power Co., Ltd.           4,518          1,978            213     2,191
Others                                   10,603          1,990          9,607    11,597
                                        -------         ------        -------   -------
                                        W31,954         W9,950        W13,346   W23,296
                                        =======         ======        =======   =======

(3) Payables arising from related parties transactions as of December 31, 2002 and 2003 are as follows. These were eliminated in the consolidation (won in millions):

                                                 2002                       2003
                                              ----------   --------------------------------------
               Related party                     Total     Trade payables    Others      Total
-------------------------------------------   ----------   --------------   --------   ----------
Korea Hydro & Nuclear Power Co., Ltd.         W  368,509     W  379,121     W  1,954   W  381,075
Korea South-East Power Co., Ltd.                 124,031        117,954        4,411      122,365
Korea Midland Power Co., Ltd.                    168,410        145,548        9,387      154,935
Korea Western Power Co., Ltd.                    176,816        167,876          140      168,016
Korea Southern Power Co., Ltd.                   130,181        179,803           93      179,896
Korea East-West Power Co., Ltd.                  142,017        142,776          223      142,999
Korea Power Engineering Co., Inc.                  7,108           -           5,909        5,909
Korea Plant Service & Engineering Co., Ltd.        6,845           -           5,509        5,509
Korea Electric Power Data Network Co., Ltd.       25,502           -          56,334       56,334
Others                                            22,593          4,363       19,619       23,982
                                              ----------     ----------     --------   ----------
                                              W1,172,012     W1,137,441     W103,579   W1,241,020
                                              ==========     ==========     ========   ==========

19.  COMMITMENTS AND CONTINGENCIES:

(1) The Company is engaged in 299 lawsuits as a defendant and 47 lawsuits as a plaintiff. The total amount claimed from the Company is W202,315 million and the amount claimed by the Company is W18,500 million as of December 31, 2003. The outcome of these lawsuits cannot presently be determined.

(2) The Company has been provided a credit (overdraft) line amounting to W1,468,000 million by banks including the National Agricultural Cooperative Federation as of December 31, 2003.

(3) The debt repayment guarantees, which KEPCO has provided for its related parties in connection with the related parties' borrowings as of December 31, 2003 are as follows:

      Loan type            Guaranteed Company      Financial institutions       Amount
---------------------   ------------------------   ----------------------   --------------
Foreign currency loan   KEPCO International Hong   Nippon Life Insurance
                           Kong Ltd.                                        US$ 82,006,000
         "                          "              Norinchukin Bank         US$ 35,000,000
         "                          "              Korea Development Bank   US$  9,272,000
         "              KEPCO Philippines          Korea Development Bank
                           Corporation                                      US$ 45,435,000
                                                                            --------------
                                                                            US$171,713,000

(4) KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines. KEPCO Ilijian Corporation has borrowed US$ 393,458,586 by project financing from Japan Bank of International Cooperation and others. In relation to these borrowings, KEPCO has provided repayment guarantees for some of the borrowings of KEPCO Ilijan Corporation. In addition, KEPCO has provided Japan Bank of International Cooperation and others with a performance guarantee for the power generation business of KEPCO Ilijan Corporation.

(5) KEPCO's debts of W17,646,157 million, including borrowings of W13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. KEPCO and power generation subsidiaries are jointly and severally liable for the liabilities as of spin-off date, under the Commercial Code of the Republic of Korea. Details of these borrowings outstanding as of December 31, 2003 by the debtor are as follows (won in millions):

                Debtor                   Amounts
-------------------------------------   ---------
KEPCO                                   1,203,052
Korea Hydro & Nuclear Power Co., Ltd.   1,501,535
Korea South-East Power Co., Ltd.          307,825
Korea Midland Power Co., Ltd.             163,470
Korea Western Power Co., Ltd.             186,759
Korea Southern Power Co., Ltd.            537,449
Korea East-West Power Co., Ltd.           751,917
                                        ---------
                                        4,652,007
                                        =========

(6) Korea Development Bank has provided the repayment guarantees of US$151,263,250 for the Company's commercial borrowings. In addition, Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2003, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan. Guarantee amounts by currency are as follows:

                            USD              JPY            EUR          GBP
                       -------------   --------------   ----------   ----------
Guaranteed amounts     2,234,611,791   44,126,200,000   26,634,989   32,785,780
(including interest)

(7) The Company has provided 1 promissory note of W1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(8) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. As of December 31, 2003, the construction projects are temporarily suspended due to the political environments surrounding the Korean peninsula.

(9) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to W987,272 million, W1,140,810 million and W1,055,081 million for the years ended December 31, 2001 ,2002 and 2003, respectively.

20.  SEGMENT INFORMATION:

(1) The following table provides information for each operating segments as of and for the years ended December 31, 2001, 2002 and 2003 (won in millions).

                                                                               2001
                                            ----------------------------------------------------------------------------
                                                   Electric business
                                            -------------------------------
                                             Transmission        Power                      Consolidation
                                            & distribution   generation(*1)    All other     adjustments    Consolidated
                                            --------------   --------------   -----------   -------------   ------------
Unaffiliated revenues                        W 18,863,802      W        --    W 1,361,186    W         --   W 20,224,988
Intersegment revenues                             589,201        9,615,336      1,044,766     (11,249,303)            --
                                             ------------      -----------    -----------    ------------   ------------
Total revenues                                 19,453,003        9,615,336      2,405,952     (11,249,303)    20,224,988

Cost of goods sold                            (16,645,119)      (7,827,444)    (1,745,215)     11,099,972    (15,117,806)

Selling and administrative expenses              (891,024)        (106,387)      (120,867)            (77)    (1,118,355)
                                             ------------      -----------    -----------     -----------   ------------
Operating income                                1,916,860        1,681,505        539,870        (149,408)     3,988,827

Interest income                                    31,475           42,620         19,018          (4,686)        88,427
Interest expense                                 (805,688)        (353,237)       (48,940)          4,686     (1,203,179)
Gain on valuation using the equity
method   of accounting (*)                      1,309,848               --             --      (1,212,300)        97,548
Other income, net                                  28,088          153,054        (28,094)       (192,947)       (39,899)
                                             ------------      -----------    -----------    ------------   ------------
Earnings before income tax                      2,480,583        1,523,942        481,854      (1,554,655)     2,931,724
Income tax expense                               (747,580)        (520,027)       (34,280)          8,754     (1,293,133)
                                             ------------      -----------    -----------    ------------   ------------
Segment earning before minority interests       1,733,003        1,003,915        447,574      (1,545,901)     1,638,591

Utility and non-utility plant                  27,158,901       32,364,535      2,398,339        (198,047)    61,723,728
Total assets                                   30,145,577       37,416,984      3,963,388        (963,806)    70,562,143
Capital expenditures                            4,790,219        2,322,810        247,884         (62,189)     7,298,724

(*) Power generation represents the resul t of operations for the period from April 2, 2001 to December 31, 2001.

                                                                              2002
                                            --------------------------------------------------------------------------
                                                    Electric business
                                            -----------------------------
                                             Transmission        Power                    Consolidation
                                            & distribution    generation     All other     adjustments    Consolidated
                                            --------------   ------------   -----------   -------------   ------------
Unaffiliated revenues                        W 20,406,404    W         --   W   959,271    W         --   W 21,365,675
Intersegment revenues                             309,893      13,404,975       841,006     (14,555,874)            --
                                             ------------    ------------   -----------    ------------   ------------
Total revenues                                 20,716,297      13,404,975     1,800,277     (14,555,874)    21,365,675

Cost of goods sold                            (17,897,871)    (10,348,054)   (1,481,333)     14,568,967    (15,158,291)

Selling and administrative expenses              (940,016)       (153,324)      (81,905)         14,644     (1,160,601)
                                             ------------    ------------   -----------    ------------   ------------
Operating income                                1,878,410       2,903,597       237,039          27,737      5,046,783

Interest income                                    23,710          46,982        22,233          (1,996)        90,929
Interest expense                                 (627,954)       (360,606)      (29,858)          1,996     (1,016,422)

Gain on valuation using the equity
   method of accounting                         2,178,492              --        18,566      (2,102,205)        94,853
Other income, net                                 871,284         101,946        (1,622)        (16,893)       954,715
                                             ------------    ------------   -----------    ------------   ------------
Earnings before income tax                      4,323,942       2,691,919       246,358      (2,091,361)     5,170,858
Income tax expense                             (1,268,478)       (792,863)      (39,685)         (2,766)    (2,103,792)
                                             ------------    ------------   -----------    ------------   ------------

Segment earning before minority interests       3,055,464       1,899,056       206,673      (2,094,127)     3,067,066
Utility and non-utility plant                  28,157,412      32,145,415     1,200,843        (199,916)    61,303,754
Total assets                                   31,792,880      36,933,338     2,604,890        (818,989)    70,512,119
Capital expenditures                            3,461,673       3,146,396        97,103         (52,106)     6,653,066

                                                                              2003
                                            --------------------------------------------------------------------------
                                                   Electric business
                                            -----------------------------
                                             Transmission        Power                    Consolidation
                                            & distribution    generation     All other     adjustments    Consolidated
                                            --------------   ------------   -----------   -------------   ------------
Unaffiliated revenues                        W 21,834,288    W         --   W   940,306    W         --   W 22,774,594
Intersegment revenues                             253,167      14,348,938       956,299     (15,558,404)            --
                                             ------------    ------------   -----------    ------------   ------------
Total revenues                                 22,087,455      14,348,938     1,896,605     (15,558,404)    22,774,594

Cost of goods sold                            (19,285,025)    (11,138,278)   (1,429,265)     15,538,002    (16,314,566)

Selling and administrative expenses              (992,116)       (167,479)      (90,120)         13,485     (1,236,230)
                                             ------------    ------------    ----------    ------------   ------------
Operating income                                1,810,314       3,043,181       377,220          (6,917)     5,223,798

Interest income                                    38,780          34,585        27,663          (1,131)        99,897
Interest expense                                 (583,557)       (207,374)      (39,488)            676       (829,743)
Gain on valuation using the equity
   method of accounting                         2,123,518              --        23,616      (2,050,268)        96,866
Other income, net                                (291,991)       (145,207)         (588)        (43,143)      (480,929)
                                             ------------    ------------   -----------    ------------   ------------
Earnings before income tax                      3,097,064       2,725,185       388,423      (2,100,783)     4,109,889
Income tax expense                               (783,620)       (948,458)      (35,865)          4,672     (1,763,271)
                                             ------------    ------------   -----------    ------------   ------------
Segment earning before minority interests       2,313,444       1,776,727       352,558      (2,096,111)     2,346,618

Utility and non-utility plant                  29,271,047      31,735,423     1,111,682        (204,064)    61,914,088
Total assets                                   33,723,731      37,249,382     2,664,538      (1,910,379)    71,727,272
Capital expenditures                            3,624,453       3,103,081       105,508         (51,049)     6,781,993

(2) The following summary shows the details of revenues from the sale of electric power for the years ended December 31, 2001, 2002 and 2003 (won in millions).

                  2001          2002         2003
              -----------   -----------   -----------
Industrial    W 8,312,651   W 8,922,547   W 9,518,541
Commercial      5,123,306     5,895,673     6,198,741
Residential     4,787,878     5,081,424     5,494,326
Others            639,967       506,760       622,680
              -----------   -----------   -----------
              W18,863,802   W20,406,404   W21,834,288
              ===========   ===========   ===========

21.  STATEMENTS OF CASH FLOWS:

(1) Cash in the statements of cash flows represents cash and cash equivalents in the balance sheets.

(2) Transactions not involving cash flows for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

                                                                         2001         2002         2003
                                                                      ----------   ----------   ----------
Reclassification of long-term loans to current portion of long-term
   loans                                                              W   19,881   W   10,905   W   11,255
Reclassification of construction in progress to utility plant          6,593,638    8,776,599    4,443,872
Reclassification of property, plant and equipment to inventories         178,945           --           --
Reclassification of long-term debt to current portion of long-term
   debt                                                                4,735,632    4,440,013    6,623,864

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     KOREA ELECTRIC POWER CORPORATION


                                     By: /s/ Kim, Myung-Whan
                                         ---------------------------------------
                                         Name: Kim, Myung-Whan
                                         Title: General Manager
                                                International Finance Department

Date: April 20, 2004